Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                               New York, NY 10019

October 20, 2005

Mail Stop 4561
--------------

VIA EDGAR AND FEDEX
-------------------

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Re:      Smith Barney Diversified Futures Fund L.P. (the "Fund")
         Form 10-K for the fiscal year ended December 31, 2004
         Form 10-Q for the quarterly period ended March 31, 2005
         File No. 0-26132
         -----------------------------------------------------------------------

Ladies and Gentlemen:

On behalf of Citigroup Managed Futures LLC, the general partner of the Fund (the "General Partner"), we respectfully submit below the General Partner's responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in a comment letter dated August 26, 2005 (the "Second Letter") to Daniel R. McAuliffe, Chief Financial Officer of the General Partner. The General Partner responded to the Staff's first comment letter dated August 1, 2005, by letter filed via EDGAR dated August 23, 2005. For your convenience, the Staff's comments in the Second Letter are indicated in italics, followed by the General Partner's response.

Form 10-K for the fiscal year ended December 31, 2004
-----------------------------------------------------

Investment in the Partnership, page F-12
----------------------------------------

1. We note your response to prior comment 1. Please provide us with the results of your significance testing under Rule 3-09 of Regulation S-X as it relates to your allocation of capital to the CMF Winton Master Fund, L.P. ("Winton Master Fund") effective November 1, 2004. Please confirm to us that you will continue to monitor your allocations of capital to 50%-Or-Less-Owned Entities under this rule. Additionally, please include disclosure of assets and liabilities within summarized information of CMF Winton Master Fund in future filings. Reference is made to Rule 4-08(g) of Regulation S-X.


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Securities and Exchange Commission
October 20, 2005
Page 2

Form 10-Q for the Quarter Ended March 31, 2005
----------------------------------------------

2. With respect to your allocation of funds to the CMF Campbell Master Fund L.P. ("Campbell Master Fund") effective January 1, 2005, it appears to us that Campbell Master Fund has a significance level in excess of 20% based upon testing under Rule 3-09 of Regulation S-X. Please confirm that you will include the financial statements of Campbell Master Fund in your Form 10-K for the year ended December 31, 2005 and other future filings, as appropriate. Additionally, please disclose assets and liabilities of Campbell Master Fund within your summarized information that you include within future interim period filings.

Attached are the results of the General Partner's significance testing under Rule 3-09 of Regulation S-X, as requested. The General Partner does not believe, however, that Rule 3-09 of Regulation S-X should be applied to the underlying funds in this fund of funds structure for the reasons outlined herein.

The General Partner employs the accounting treatment prescribed for funds of funds (both registered and unregistered) in accordance with Chapter 5 of the AICPA's Audit and Accounting Guide, Audits of Investment Companies (the "Guide").

The Fund holds multiple investments in other funds and may hold more such investments in the future. Such investee funds may accept investments from many other funds in addition to the Fund. Including full financial statements of each investee fund in the Fund's reports would greatly increase the length of the reports. The General Partner has included in the Fund's reports summary information about each investee fund as required by the Guide and CFTC rules. The General Partner will expand the summary information as and when appropriate to ensure that limited partners receive all information material to their investment.

Our understanding is that the Commission's Division of Investment Management does not apply Rule 3-09 to registered investment companies and therefore does not require registered funds of funds or registered funds of hedge funds to include the underlying funds' financial statements within the registered fund's financial statements on Form N-CSR. The General Partner and the Fund's accountants prepared the Fund's financial statements on the assumption that the Division of Corporation Finance would apply requirements consistent with the Division of Investment Management's requirements for similar types of products (i.e., funds of funds). At least until the two Divisions resolve the difference in the treatment funds of funds, the General Partner believes that Rule 3-09 should not be applied to the Fund.



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Securities and Exchange Commission
October 20, 2005
Page 3


With respect to the disclosure of assets and liabilities within the summarized information of the Winton Master Fund and the Campbell Master Fund, pursuant to Rule 4-08(g) of Regulation S-X, the General Partner will include such disclosure in all future filings.

Conclusion
----------

For the reasons stated above, the General Partner does not believe that the Fund's Form 10-K for the year ended December 31, 2004, or its Form 10-Q for the quarter ended March 31, 2005, require amendment.

                                     * * * *

Pursuant to your comment letter, on behalf of the General Partner and the Fund, we acknowledge that:

o the adequacy and accuracy of the disclosure in its 2004 Form 10-K and its Form 10-Q for the quarter ended March 31, 2005 is the responsibility of the Fund;

o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Fund's 2004 Form 10-K and its Form 10-Q for the quarter ended March 31, 2005; and

o the Fund represents that it will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                     * * * *

Should you have any questions, please do not hesitate to contact the undersigned at (212) 728-8727.

Very truly yours,

/s/ Rita M. Molesworth
----------------------

Rita M. Molesworth

Enclosure

cc:  Steven Jacobs, Branch Chief
     Daniel R. McAuliffe
     Jennifer Magro
     Sean McKee
     Gabriel Acri



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Securities and Exchange Commission
October 20, 2005
Page 4

                     General Partner's Significance Testing
                     --------------------------------------

Smith Barney Diversified Futures Fund L.P.


Year ended
December 31, 2004                Investment in Winton Master Fund:
                                  Fair value of investment in Winton Master Fund    16,141,889
                                  Total Fund net assets                             69,230,858
                                  Percentage of Fund invested in Winton Master
                                  Fund                                                   23.32%

                                  Income from Winton Master Fund                     1,182,232
                                  Fund net income                                    4,444,283
                                  Percentage                                             26.60%

Quarter ended
March 31, 2005                   Investment in Winton Master Fund:
                                  Fair value of investment in Winton Master Fund    16,850,606
                                  Total Fund net assets                             63,967,867
                                  Percentage of Fund invested in Winton Master
                                  Fund                                                   26.34%

                                  Income from Winton Master Fund                     1,117,481
                                  Fund net income (loss)                            (3,986,265)      5,103,746*
                                  Percentage                                                             21.90%

                                  * absolute value income